UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.   20549


                             FORM 10 - SB


             GENERAL FORM FOR REGISTRATION OF SEURITIES OF
             SMALL BUSINESS ISSUERS Under Section 12(b) or
               (g) of the Securities Exchange Act of 1934


                           INVESTAMERICA, INC.
              --------------------------------------------
             (Name of Small Business Issuer in its charter)


                Nevada                                 87-0400797
    -----------------------------------             -----------------
    (State or other jurisdiction of                (I.R.S. Employer
    incorporation or organization)                 Identification No.)


     1330 Portside Way Salt Lake City, Utah                84123
   ------------------------------------------            ----------
    (Address of principal executive offices)             (Zip code)


           801-808-6096 (Telephone)   485-658-4833 (Fax)
           ----------------------------------------------
                    Issuer's telephone numbers


Securities to be registered under section 12(b) of the Act:


     Title of Each Class            Name on each exchange on which
     to be registered               each class is to be registered

     --------------------------    --------------------------------

     --------------------------    --------------------------------


Securities to be registered under section 12(g)of the Act:

Common Stock, $0.001 par value per share, 50,000,000 shares authorized, 9,790,443 issued and outstanding as of September 30, 1999. Preferred Non-Voting Stock, $0.001 par value per share, 5,000,000 shares authorized, none issued nor outstanding as of September 30, 1999.

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

INVESTAMERICA, Inc., ("INVESTAMERICA," or "Company" or "INVT" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things:
(i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Company's financing plans.

Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, potential fluctuations in quarterly operating results and expenses, government regulation, technological change and competition.

The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 19
Item 3.  Description of Property.................................. 21
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 21
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 22
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 25
Item 7.  Certain Relationships and Related Transactions........... 26

Part II  ......................................................... 27

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 27
Item 2.  Legal Proceedings........................................ 30
Item 3.  Recent Sales of Unregistered Securities.................. 30
Item 4.  Description of Securities................................ 31
Item 5.  Indemnification of Directors and Officers................ 33

Part F/S ......................................................... 35

Item 1.  Financial Statements..................................... 35
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  35

Part III ........................................................  38

Item 1.  Index to Exhibits.......................................  38
Item 2.  Description of Exhibits.................................  38

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except where the context otherwise requires, all references in this Registration to the "Registrant" or the "Company" or "INVT" refer to INVESTAMERICA, INC., a Nevada corporation.

                                Part I


Item 1.  DESCRIPTION OF BUSINESS

A.  Business Development, Organization and Acquisition Activities

The Company was incorporated under the laws of the State of Utah, on October
20, 1983.  On or about December 18, 1986, the Company changed its domicile from the State of Utah to the State of Nevada. This change in domicile was accomplished by merging the Company into a Nevada corporation (File Number 8210-
1986) created solely for this purpose.   This was filed with the Secretary of
State of Nevada pursuant to an Agreement and Plan of Merger and Reorganization (see Exhibit 2.1) executed on December 18, 1986. In connection with the change in domicile, the Company changed its corporate name from Technology Research, Inc., to Balboa Investments, Inc. on December 18, 1986. On or about December 29, 1992, Balboa Investments, Inc., changed its name to Progressive Polymerics International, Inc. (Parent) and acquired all of the issued and outstanding
common stock of Progressive Polymerics, Inc., (Subsidiary).   On or about
April 17, 1997, the Company acquired 100% of the issued and outstanding capital stock of InvestAmerica, Inc., thereby making it a wholly-owned subsidiary. On or about May 14, 1997, the stockholders of the Company, approved the merger of InvestAmerica, Inc., a wholly-owned subsidiary, with and into the Company, with the Company the survivor of the merger. A change of the Company's name to InvestAmerica, Inc., was also approved at that time. During all of this transition, the Company has not commenced planned principal operations and is considered a development stage company. The
Company is seeking selected merger candidates and acquisitions.  The
Company's mailing address is: 1330 Portside Way, Salt Lake City, Utah
84123, Telephone number:  801-808-6096.

1)  Principal Products, Services and Principal Markets.

        InvestAmerica, Inc. (the "Company") was originally incorporated on October 20, 1983 as Balboa Investments, Inc. under the laws of the State of Utah to engage in any lawful corporate activity, including, but not limited to, selected mergers and acquisitions. After a number of name changes as described in " Business Development, Organization and Acquisition Activities," on or about May 14, 1997, the Company changed its name to InvestAmerica, Inc.

The Company has been in the developmental stage since inception and has no Principal operations to date. Other than issuing shares to its shareholders, the Company never commenced any operational activities. As such, the Company's sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose described below under "Item 2 - Plan of Operation."

The company has no operations and in accordance with SFAS #7, is considered a development stage company.

The Company is filing this registration statement to enhance investor protection and to provide information if a trading market commences. On December 11, 1997, the National Association of Securities Dealers, Inc.
(NASD) announced that its Board of Governors had approved a series of proposed changes for the Over The Counter ("OTC") Bulletin Board and the OTC market. The principal changes, which was approved by the Securities and Exchange Commission on January 5, 1999 allows only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board.
The rule provides for a phase-in period for those securities already quoted on the OTC Bulletin Board. The Company stock is currently trading on the OTC-BB under the symbol "INVT."

The Company is filing this registration statement in accordance with the requirements of NASD Rule 6740, in that it will remain a primary vehicle as a merger partner or acquisition vehicle utilizing its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

A.  Risk Factors

        The Company's business is subject to numerous risk factors, including the following:

        1. Lack of History. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

        2. The Company's Speculative Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

        3. Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

        4. No Defined Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

        5. Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item
5 -Directors, Executive Officers, Promoters and Control Persons."

        6. Possible Conflicts of Interest. Officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

        7. Reporting Requirements May Delay or Preclude Acquisitions. Sections 13 and 5(d) of the Securities Exchange Act of 1934 (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

        8. Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

        9. Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

        10. Regulation. Although the Company will be subject to regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

        11. Probable Change in Control and Management. A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

        12. Reduction of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

        13. Disadvantages of Acquisitions. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

        14. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

        15. Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

        16. Dilution. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

        17. Required Year 2000 Compliance. A business combination will, in all likelihood, result in the Company disclosing additional Year 2000 matters. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

        18. Disclosure by Public Companies Regarding the Year 2000 Issue. A business combination will, in all likelihood, result in the Company disclosing additional Year 2000 matters. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

Management of the Company believes that any potential business opportunity may require a disclosure that many companies must undertake major project to address the Year 2000 issue. The disclosure of the potential costs and uncertainties will depend on a number of factors, including its software and hardware and the nature of its industry. Companies also must coordinate with other entities with which they electronically interact, both domestically and globally, including suppliers, customers, creditors, borrowers, and financial service organizations. If the Company does not successfully address its Year 2000 issues, the Company may face material adverse consequences. The Company will be required to review, on an ongoing basis, whether it needs to disclose anticipated costs, problems and uncertainties associated with the Year 2000 consequences, particularly in their filings with the Securities and Exchange Commission. The Company may have to disclose this information in the Securities and Exchange Commissions filings because (i) the form or report may require the disclosure, or (ii) in addition to the information that the Company is specifically required to disclose, the disclosure rules require disclosure of any additional material information necessary to make the required disclosure not misleading.

If the Company determines that is should make a Year 2000 disclosure, applicable rules or regulations must be followed. If the Company has not made an assessment of its Year 2000 issues or has not determined whether it has material Year 2000 issues, a disclosure of this known uncertainty is required. In addition, the Securities and Exchange Commission staff believes that the determination as to whether the Company's Year 2000 issues should be disclosed should be based on whether the Year 2000 issues are material to the Company's business, operations, or financial condition, without regard to related countervailing circumstances (such as Year 2000 remediation programs or contingency plans). If the Year 2000 issues are determined to be material, without regard to countervailing circumstances, the nature and potential impact of the Year 2000 issues as well as the countervailing circumstances will be required. As part of this disclosure, the following will be addressed:

The Company's general plans to address the Year 2000 issues relating to its business, it operations (including operating systems) and, if material, its relationships with customers, suppliers, and other constituents; and its timetable for carrying out those plans; and

The total dollar amount that the Company estimates will be spent to remediate its year 2000 issues, if such amount is expected to be material to the Company's business, operations or financial condition, and any material impact these expenditures are expected to have on the Company's results of operations, liquidity and capital resources.

B. Plan of Operation

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

The Company's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict the Company's virtually unlimited discretion to search for and enter into a business combination.

1.  General Business Plan

        The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the advantages of an Issuer who has complied with the 1934 Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that the Company may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

The Company has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a businesses. The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

The Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the benefits of an Issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in an Issuer who has complied with the 1934 Act without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The 1934 Act, specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 1934 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the benefits of a merger or acquisition transaction for the owners of a business opportunity.

        The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

        Management of the Company, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee by such party will need to be paid by the prospective merger acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

        It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company or as capital contributions. However, if loans, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction. The Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of an acquisition or merger candidate.

        The Company has no plans, proposals, arrangements, or understanding with respect to the sale or issuance of additional securities prior to the location of an acquisition or merger candidate.

2.  Acquisition of Opportunities

        In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

        It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

        While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

        As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

        With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

        The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

        As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

Management has advanced, and will continue to advance, funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

3.  Competition

        The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

4.  Sources of Opportunities

The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

Management, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

5.  Evaluation of Opportunities

The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as; the available technical, financial and managerial resources working capital and other financial requirements history of operation, if any prospects for the future present and expected competition the quality and experience of management services which may be available and the depth of that management the potential for further research, development or exploration specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company the potential for growth or expansion the potential for profit the perceived public recognition or acceptance of products, services or trades name identification Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. The Company's shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to the Company's participation.)
Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Company of the related costs incurred.

There is the additional risk that the Company will not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

6.  Investment Company Act of 1940

        Although the Company will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 under Regulation 3a-2 thereto.

7. Employees. The Company has no full time or part-time employees. None of the officers and directors anticipates devoting more than twenty (20%) percent of their time to Company activities. The Company's President and Secretary have agreed to allocate a portion of said time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See
"Item 5 - Directors, Executive Officers, Promoters and Control Persons -
Resumes."

                                Item 2


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Forward Looking Statements

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions, competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements.
The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

1) Plan of Operations

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the advantages of an Issuer who has complied with the 1934 Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources.

2) In its twelve month operating period ended September 30, 1999, the Company incurred a net loss of two hundred fifty-six thousand eight hundred sixty-five ($256,865) dollars from operating expenses. The Company generated no revenues from operations from the same period.

On September 30, 1996, the Company had 8,386,760 shares of common stock outstanding. 0n or about April 17, 1997, the Company initiated a reverse stock split of its common stock twenty (20) old share for one (1) new share. This reverse split resulted in 419,338 shares of its common stock outstanding on or about April 17, 1997. Prior to becoming listed on the NASD Bulletin Board, the Company completed an exempt placement of securities of 362,544 Shares of common stock, pursuant to a Regulation D, Rule 504 exempt offering, resulting in gross proceeds of $13,000. During 1998, the company sold an additional 9,008,561 of its common shares resulting in gross proceeds of $387,592. As of September 30, 1999, the Company has 9,790,443 shares of common stock issued and outstanding held by approximately four hundred twenty-six
(426) shareholders of record.

The Company granted a ten (10) year option to purchase 1,000,000 common shares at $.10 per share as a part of settlement agreement. The warrants expire ten
(10) years from the date of issue.  This option has not yet been exercised.

The Company currently does not have enough available funds to meet its anticipated needs for working capital, capital expenditures and business expansion for the next 12 months. The Company expects that it will continue to experience negative operating cash flow for the foreseeable future as a result of significant spending on infrastructure and seeking acquisition and merger candidates.

If the Company needs to raise additional funds in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, any additional funds raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the Company's Common Stock. The Company does not currently have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lessor extent not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

3) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

4) Management believes that the Company's future growth and success will depend on its ability to find to negotiate a business acquisition or a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business.

The Company has yet to incur any research and development costs October 1 through September 30, 1999. The only research and development the Company plans to incur is seeking appropriate merger and acquisition candidates.

(5) Management does not anticipate any significant changes in the number of its employees over the next approximately twelve (12) months.

B.  Segment Data

     For fiscal year, ended September 30, 1999, 1998, and 1997, no sales revenue has been generated by the Company. There is no table showing percentage breakdown of revenue by business segment or product line is included.

ITEM 3.  DESCRIPTION OF PROPERTY

One of the Officers of the Company is providing office space and computer use at no cost to the Company. The Company currently does not expect to purchase or sell any of its equipment, since it owns no equipment. The computer equipment to be utilized is equipment owned by the Officers of the Company.

Management believes that this is currently suitable for the Company's needs for the next twelve (12) months.

ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the end of the fiscal year, 1999, by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.



Title   Name & Address                     Amount of       Percent
of      of Beneficial         Date         shares          of
Class   Owner of Shares       Acquired     held by Owner   Class
------  ---------------       --------     -------------   --------
Common  Douglas E. Smith(1)   n/a          None             0.00%

Common  Brian Kitts(2)        05-07-98     2,012,500       20.55%

---------------------------------------------------------------------

All Executive Officers Beneficial Owners
    and Directors as a Group (2 persons)   2,012,500       20.55 %



(1) Douglas E. Smith, President/CEO and Chairman of the Board, #148 - 4664 Lougheed Highway, Burnaby, B.C. Canada.

(2) Brian A. Kitts, Secretary, Treasurer and Director, 1330 Portside Way, Salt Lake City, UT 84123. Note, Christopher Kitts, son of Brian A. Kitts beneficially owns 100,000 shares of the Company's common stock.

B.  Persons Sharing Ownership of Control of Shares

Brian Kitts, Corporate Secretary, Treasurer, and Director, owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

The Company issued warrants to purchase 190,000 shares of Common Stock as follows:

  50,000 shares   @   $  .05 per share
  50,000 shares   @   $  .10 per share
  20,000 shares   @   $  .20 per share
  50,000 shares   @   $ 1.00 per share
  20,000 shares   @   $ 5.00 per share

The warrants expire 10 years from date of issue.

The Company granted a ten (10) year option to purchase 1,000,000 common shares at $.10 per share as a part of settlement agreement. This option has not yet been exercised. (See: Management's Discussion And Analysis of Plan of Operations)

E.  Parents of Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

A. Directors, Executive Officers and Significant Employees

The listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. There are no agreements or understandings for any officers or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction on any other person. A list of the current officers and directors of the Company appears below. The officers serve at the pleasure of the Board of Directors. The directors do not presently receive fees or other remuneration for their services save for the reimbursement of travel and accommodation expenses directly associated with the attendance of Board meetings.

The names, ages and positions of the Company's directors and executive officers are as follows:


Name                         Age              Position
--------                    ------           ----------
Douglas E. Smith             44              President/CEO
                                             Chairman of the Board

Brian A. Kitts               44              Secretary Treasurer and Director



B. Family Relationships

None - Not Applicable

C. Work Experience

Douglas E. Smith is President, CEO and Chairman of the Board for InvestAmerica, Inc., and cofounder in 1980 of Zed Data Systems Corp., a private company operating as a value added reseller in the field of data communications.
He is also CEO and President of Pacific Bancorp Inc. (June 1993 to present), a venture capital and merchant banking company. From June 1993 to October 1996, he held various positions as Chairman, CEO and President of Trionics industries Ltd. (now Comptec Industries Ltd.). Prior to November 1998 he was an Attorney and a partner in a law firm. He is still a member of the Law Society of British Columbia.

Mr. Smith has a Bachelor of Arts (Honoris) in Economics from the University of Calgary and a Bachelor of Laws from the University of British Columbia.


Brian A. Kitts, Secretary Treasurer and Director, of InvestAmerica, Inc.
Mr. attended school in 1975 completing his studies in Architectural Design at which time he joined his fathers business (Commercial Photography, Exhibit Design & Manufacturing). After learning the basics of business management he became self-employed and founded his own company (Beechwood Design) in 1983, a private company that specialized in Store Fixture design and manufacturing. The company had 4 employees when it started with sales in the first year of approximately $300,000 and grew to a high of 140 employees with sales of approximately $7,000,000 in 1995 at which time Mr. Kitts sold the company to pursue other interests. Mr. Kitts still maintains a foothold in the industry as a consultant for various clients and manufacturers.

In 1996 Mr. Kitts gained interest in public trading companies and in December, 1997 he purchased a controlling interest in InvestAmerica, Inc.

Conflicts of Interest

        Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

        The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

        The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

D. Involvement on Certain Material Legal Proceedings During the Last Five
   Years.

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

(5) The directors serve for a term of one year, as stated in the Company's By-laws, the directors are elected at the annual meeting of the stockholders which shall be held on the third Friday in February.

Members of the Board of Directors hold office and serve until the next annual meeting of the shareholders of the Company or until their respective successors have been elected and qualified. Executive officers are appointed by and serve at the discretion of the Board of Directors. The Company's directors do not currently receive any cash compensation for service on the Board of Directors save for the reimbursement of travel and accommodation expenses directly associated with the attendance of Board meetings.

ITEM 6.  EXECUTIVE COMPENSATION

A. Remuneration of Directors and Executive Officers

The following table sets forth the cash and noncash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered during the fiscal year ended September 30, 1999.


Annual Compensation
                                                                   Deferred
Name                  Position              Salary        Bonus    Salary
-------  -            ---------             ----------    ------   ---------
Douglas E. Smith(1)   President/CEO         0             0        0


Brain Kitts(1)        Secretary/
                      Treasurer/
                      Director              0             0        0



(1) The Company entered into Compensation agreement with its key officers. The key terms of the agreement include:

"4.1 No employee shall receive Total Direct Compensation for any year of employment greater than twenty-five (25) times the wages paid to the lowest paid full time employee, using the lowest hourly wage rate for a 40-hour week for a 52-week year. Example: The lowest paid full time employee earns $6.72 per hour. For a 40-hour week, that is $268.80, which for a 52-week year is $13,977.60. The limitation for Total Direct Compensation is $349,440, calculated as 25 times $13,977.60.

 4.2 No employee who receives fixed-base compensation in excess of twelve and one-half (12.5) times the hourly wage rate paid to the lowest paid full time employee shall also receive commission-based compensation in an amount which, when combined with the fixed-base compensation, exceeds the restriction under
4.1 above.

 4.3 Except as provided in 4.2 above, there shall be no limitation on commission-based compensation payable to any employee of InvestAmerica, Inc. provided that the variable basis selected to measure the employee's performance is reasonably related to such employee's responsibilities (ability to affect such basis) and the commission calculation reasonably reflects such employee's contribution to the basis, and the commission rate is commercially reasonable.

4.4 The limitations imposed by Paragraphs 4.1 and 4.2 shall be increased for non-U.S. based employees to the extent that the cost-of-living at the non-U.S. base exceeds the equivalent cost in the United states." (See Exhibit 10.1 "--Compensation Plan.")

The Company has also adopted a "Key Employee Stock Option Plan, the key terms of this Plan state:

"6. Price. The purchase price per share of Common Stock purchasable under options granted pursuant to the Plan shall not be less than 100 percent of the fair market value at the time the options are granted. The purchase price per share of Common Stock purchasable under options granted pursuant to this Plan to a person who owns more than ten percent (10%) of the voting power of the Corporation's vesting stock shall not be less than 110 percent of the fair market value of such shares, at the time the options are granted." (See Exhibit
10.2 "--Key Employee Stock Option Plan.")

B. Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only directors are its current executive officers.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions since the beginning of fiscal year 1999, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed through their own initiative.

                                PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

A.	Market Information

(1) The Company's common stock is listed and trading on the NASD Over The Counter Bulletin Board under trading symbol INVT.

CERTAIN MARKET INFORMATION

The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "INVT" and commenced its trading under that symbol on or about
May 25, 1997. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions. These bid quotations have not been adjusted retroactively by any stock split.

                                         Common Stock
PERIOD                              HIGH             LOW
------                              ----             ---
Calendar Year 1998
------------------
Fourth Quarter ended 12/31/99       $0.05            $0.01

Calendar Year 1999
------------------
First Quarter ended 3/31/99         $0.04            $0.01
Second Quarter ended 6/30/99        $0.04            $0.01
Third Quarter ended  9/30/99        $0.18            $0.01


(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

(ii) There are currently 327,564 shares common Stock of the Company, owned by approximately one hundred seventy-two shareholders which could be sold under Rule 144 under the Securities Act of 1933, as amended.

(iii)	There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Dividends

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

C.  Holders

As of September 30, 1999, the Company has approximately four hundred twenty-six (426) stockholders of common stock on record.

On April 17, 1997, the Company reverse-split its Common Stock twenty (20) old share for one (1) new Share. This represented 8,386,760 common shares reversed to 419,338 common Shares. The Company subsequently issued another 362,544 common shares for gross proceeds of $13,000; and 9,008,561 common shares for gross proceeds of $387,592. There are currently 9,790,443 common shares issued and outstanding. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

        As of the date of this registration statement, 327,564 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule, owned by approximately 172 shareholders. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

D.	Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.	Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Olde Monmouth Stock Transfer Company Inc., 77 Memorial Parkway, Atlantic Highlands, NJ 07716.

F.   OTHER STOCKHOLDER MATTERS

The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,
(i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

        For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

        Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national market exchange. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

ITEM 2.  LEGAL PROCEEDINGS

The Company settled a lawsuit with a former consultant to the Company. Terms of the settlement called for a payment of $80,000 and the issuance of 525,000 shares of the Company's Common stock. At the time of the issuance, the shares had a market value of $.50 per share. The settlement resulted in a loss of $342,000. There are no other litigations pending or threatened by or against the Company.

ITEM 3.  RECENT SALES OF UNREGISTERED SECURITIES

       The Company has not issued any of its securities during the two year period preceding the date of this registration statement. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

        In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in
Section 2(11), if six conditions are met:

        (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

        (2) When restricted securities are sold, generally there must be a one-year holding period.

        (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

        (4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

        (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

        (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and with the exception of certain shares issued pursuant to Regulation D-504, are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities for a period of one year (unless an affiliate of the Company) may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Affiliates may be required to hold for two years. Non affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. A total of 7,450,379 shares are unrestricted and the balance of common shares i. e., 2,340,064 are restricted. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales might also impede future financing by the Company.

Since its inception in 1983, the Company has not paid cash dividends on its Common Stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant. As of September 30, 1999 there were approximately four hundred twenty-six (426) Common Shareholders of record.

Private Placements

On September 30, 1996, the Company had 8,386,760 shares of common stock outstanding. 0n or about April 17, 1997, the Company initiated a reverse stock split of its common stock twenty (20) old share for one (1) new share. This reverse split resulted in 419,338 shares of its common stock outstanding on or about April 17, 1997. Prior to becoming listed on the NASD Bulletin Board, the Company completed an exempt placement of securities of 362,544 Shares of common stock, pursuant to a Regulation D, Rule 504 exempt offering, resulting in gross proceeds of $13,000. During 1998, the company sold an additional 9,008,561 of its common shares resulting in gross proceeds of $387,592. As of September 30, 1999, the Company has 9,790,443 shares of common stock issued and outstanding held by approximately four hundred twenty-six
(426) shareholders of record.


ITEM 4.  DESCRIPTION OF SECURITIES

A.	Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, at $0.001 par value, of which, as of 9,790,443 shares are issued and outstanding and held of record by approximately four hundred twenty-six (426) stockholders at Sept 30, 1999, per information as supplied by the Company's Transfer Agent, Olde Monmouth Stock Transfer Company Inc. The Company can not indicate the number of shareholders which exist outside of those who have requested physical delivery of shares or are trading the stock on a daily basis, with any degree of accuracy. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's By-Laws require the favorable vote of at least a majority of all outstanding shares.

Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

(1)	Description of Rights and Liabilities of Common Stockholders

i.	Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

ii.	Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.
Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. There are a total of 20,000,000 authorized regular common shares.

iii.	Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv.	Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v.	Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi.	Redemption rights - no redemption rights exist for shares of common stock.

vii.	Sinking Fund Provisions - No sinking fund provisions exist.

viii.	Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2)	Potential Liabilities of Common Stockholders to State and Local
      Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.   Preferred Stock
The Company has 5,000,000 shares of Preferred Non-Voting Stock at $0.001 par Value authorized with none issued nor outstanding.

C.	Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

D.	Other Securities To Be Registered

The Company is not registering any security other than its Common Stock.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Amended Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows: 78.751 Indemnification of officers, directors, employees and agents; advance of expenses.

1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suitor proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders: (b) By the board of directors by majority vote of a quorum consisting o directors who were not parties to act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or

5. The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and endures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

a)    InvestAmerica, Inc.
      Financial Statements, report from Baverman & Company, CPA;
      and notes to Financial Statements

b) Interim Financial Statements are not provided at this time as they are not applicable at this time.

c)   	Financial Statements of Businesses Acquired or to be acquired are not provided at this time, as they are not applicable at this time.

d) Proforma Financial Information is not provided at this time, as it is not applicable at this time.

Item 2. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None --  Not Applicable.

Financial Statements


                         INVESTAMERICA, INCORPORATED

       (Formerly Progressive Polymerics International, Incorporated)

                      CONSOLIDATED FINANCIAL STATEMENTS

                      SEPTEMBER 30, 1999, 1998, AND 1997









                      INVESTAMERICA, INCORPORATED
                           1330 Portside Way
                       Salt Lake City, Utah 84123
           TEL: 436-615-8801/801-808-6096 - FAX: 485-658-4833
                       INVT-(NASD Bulletin Board)

                       INVESTAMERICA, INCORPORATED

       (Formerly Progressive Polymerics International, Incorporated)


                            TABLE OF CONTENTS
Accountants Opinion Letter.....................................F-1

 Financial Statements:

     Consolidated Balance Sheets...............................F-2

     Consolidated Statements of Income.........................F-3

     Consolidated Statements of Cash Flows.....................F-4

 Notes to Financial Statements.................................F-5-8




                           BRAVERMAN & COMPANY
                     Certified Public Accountants


To:   The Shareholders of
      INVESTAMERICA, INC.


We have audited the consolidated balance sheets of InvestAmerica, Inc., formerly Progressive Polymerics International, Inc. and its subsidiary at September 30, 1999, 1998 and 1997 and the related consolidated statements of income and cash flows for the years then ended. These financial statements are the responsibility of Invest America's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InvestAmerica, Incorporated and its subsidiary at September 30, 1999, 1998 and 1997 and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ BRAVERMAN & COMPANY
November 18, 1999
Calabasas, California





           23679 Calabasas Road #149, Calabasas CA 91302

InvestAmerica, Inc. and Subsidiary formerly
Progressive Polymerics International, Inc. and Subsidiary
---------------------------------------------------------
Consolidated Balance Sheets
---------------------------------------------------------
September 30, 1999, 1998 and 1997

BALANCE SHEET
                                      1999          1998         1997
---------------------------------------------------------------------------
Assets

Current Assets:
   Cash                               $       -     $       -    $        -
   Receivable from sale of assets             -             -       419,701
                                      -------------------------------------
       Total Current Assets           $       -     $       -    $  419,701
                                      -------------------------------------

Liabilities and Stockholders' Equity
 Current Liabilities:
   Accounts Payable and
   Accrued Expenses                   $ 810,036	    $ 622,536    $  431,193
   Notes Payable                        381,546       312,181             -
                                      -------------------------------------
       Total Current Assets           1,191,582       934,717       431,193
                                      -------------------------------------
 Stockholders Equity:
   Preferred Shares, par value
   $.001 per share
     Authorized Shares   5,000,000
     Outstanding Shares       None
   Common Shares, par value
   $.001 per share
     Authorized Shares  50,000,000        9,791         9,791          782
     Outstanding Shares
          781,882 - 1997
        9,790,443 - 1998
        9,790,443 - 1999
   Additional Paid - In Capital        1,989,840    1,989,840    1,611,257
   Accumulated Deficit                (3,191,213)  (2,934,348)  (1,623,531)
                                      -------------------------------------
     Total Stockholders (Deficiency)  (1,191,582)    (934,717)     (11,492)
                                      -------------------------------------
   Total Liabilities and Stockholders  $        -   $        -   $  419,701
                    (Deficiency)      -------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

InvestAmerica, Inc. and Subsidiary formerly
Progressive Polymerics International, Inc. and Subsidiary
---------------------------------------------------------
Consolidated Statements of Income
---------------------------------------------------------
September 30, 1999, 1998 and 1997

STATEMENTS OF INCOME

                                     1999         1998         1997
--------------------------------------------------------------------------
Revenue                              $     -      $        -   $        -

   Operating expenses                  256,865     1,108,317      317,326
                                     ------------------------------------
   Loss before other items            (256,865)   (1,108,317)    (317,326)
                                     ------------------------------------
   Other items

   Loss from write-off
       of investment                         -       202,500           -
                                     ------------------------------------
Net Loss                             $(256,865)  $(1,310,817)  $(137,326)
                                    -------------------------------------

Weighted average common
    shares outstanding               9,790,443     5,286,163     600,600
                                    ------------------------------------
   Net loss per common share         $    (.03)  $     (2.48)  $    (.23)
                                    ------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

InvestAmerica, Inc. and Subsidiary formerly
Progressive Polymerics International, Inc. and Subsidiary
---------------------------------------------------------
Consolidated Statements of Cash Flows
---------------------------------------------------------
September 30, 1999, 1998 and 1997

STATEMENT OF CASH FLOWS

                                           1999       1998          1997
---------------------------------------------------------------------------
Cash Flows From (To) Operating Activities:

   Net (Loss)                              $(256,865) $(1,310,817)  $(137,326)

   Adjustments to reconcile net
   income to net cash provided
   by operating activities:

   Decrease in accounts and
      loans receivable                            -             -      39,115
   Decrease in receivables
      from sales assets                           -       419,701      80,299
   Increase in notes payable                 69,365       312,181           -
   Increase in accounts payable
      and accrued expenses                  187,500       191,343      13,912
                                           ----------------------------------
   Net cash used by operating activities          -       387,592       4,000
                                           ----------------------------------

 Cash Flows from (To) Financing Activities:

   (Decrease) in loans payable                    -            -       (9,000)
   Proceeds from issuance of common stock         -      387,592       13,000
                                           ----------------------------------
   Net cash flow from financing activities        -      387,592        4,000
                                           ----------------------------------

 Increase (Decrease) in Cash                      0            0            0
 Cash at Beginning of Year                        0            0            0
                                           ----------------------------------
 Cash at End of Year                       $      0    $       0     $      0
                                           ----------------------------------




The accompanying notes are an integral part of the consolidated financial statements.

InvestAmerica, Inc. and Subsidiary formerly
Progressive Polymerics International, Inc. and Subsidiary
---------------------------------------------------------
Notes to Financial Statements
---------------------------------------------------------
September 30, 1999, 1998 and 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Balboa Investments, Inc. (Parent) was organized under the laws of the State of Utah on October 20, 1983. The Company changed its domicile from the State of Utah to the State of Nevada on December 18, 1986. This change in domicile was accomplished by merging the Company into a Nevada corporation created solely for this purpose. In connection with the change in domicile, the Company changed its corporate name from Technology Research Inc., to Balboa Investments, Inc. effective December 18, 1986. The Company has not commenced planned principal operations and is considered a development stage company as defined in SFAS No. 7.

On December 29, 1992, Balboa Investments, Inc. changed its name to Progressive Polymerics International, Inc., (Parent) and acquired all of the issued and outstanding common stock of Progressive Polymerics, Inc., (Subsidiary).

In April of 1997, the Board of Directors of the Company approved a Plan of Reorganization, including a partial liquidation of the Company's current assets to a Liquidating Trust in order to effectuate the partial liquidation portion of the Plan. The Liquidating Trust received a transfer of all the assets of the Company subject to the assumption by the Trust of all the Company's liabilities and those being incurred in the Reorganization. The Trust exists solely for the purpose of liquidating the Trust Estate and distributing the proceeds of liquidation to the Shareholders. The Trust will serve as a temporary vehicle for the maintenance and operation of the Trust Estate, with a view to its liquidation and not the conduct of a continuing business.

On April 17, 1997, the Company reverse-split its Common Stock twenty (20) old shares for one (1) new share.

On April 17, 1997, the Company acquired 100% of the issued and outstanding capital stock of InvestAmerica, Inc., thereby making it a wholly-owned subsidiary.

On May 14, 1997, the stockholders of the Company approved the merger of InvestAmerica, Int., a wholly-owned subsidiary, with and into the company, with the Company's name to InvestAmerica., was also approved.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions between the parent and the subsidiary have been eliminated in consolidation.

Cash and Cash Equivalents - For purposes of the statements of cash flow, cash and cash equivalents are defined as demand deposits at banks.

InvestAmerica, Inc. and Subsidiary formerly
Progressive Polymerics International, Inc. and Subsidiary
---------------------------------------------------------
Notes to Financial Statements (continued)
---------------------------------------------------------
September 30, 1999, 1998 and 1997


NOTE 2 - NOTES PAYABLE

Demand notes payable in the amount of $312,181 were issued for services and expenses. These notes carry an interest rate of 10% per annum. Accrued interest has been added to principal balance on notes annually.

NOTE 3 - INCOME TAXES

Income tax expense, if applicable, includes state taxes currently payable. There are no deferred taxes or benefits arising from timing differences between financial statement and tax a basis income. For the period presented the Companies were able to utilize net operating loss carry overs to reduce Federal taxes.

NOTE 4 - WARRANTS

The Company issued warrants to purchase 190,000 shares of Common Stock as follows:

  50,000 shares   @   $  .05 per share
  50,000 shares   @   $  .10 per share
  20,000 shares   @   $  .20 per share
  50,000 shares   @   $ 1.00 per share
  20,000 shares   @   $ 5.00 per share

The warrants expire 10 years from date of issue.

NOTE 5 - STOCK OPTIONS

The Company granted a ten (10) year option to purchase 1,000,000 common shares at $.10 per share as a part of settlement agreement. This option has not yet been exercised.

InvestAmerica, Inc. and Subsidiary formerly
Progressive Polymerics International, Inc. and Subsidiary
---------------------------------------------------------
Notes to Financial Statements (continued)
---------------------------------------------------------
September 30, 1999, 1998 and 1997


NOTE 6 - SHAREHOLDER'S EQUITY

SHAREHOLDER'S EQUITY

                                Common Stock        Additional
                                ------------        paid-in      Accumulated
                              Shares     Amount     Capital      Deficit
                              ------     ------    ----------    -----------
Balances,
     September 30, 1996        419,338   $  419    $1,598,620    $(1,486,205)
     As Adjusted for
     1 for 20 Reverse
     Stock Split

 Net(Loss) For the Year
     Ended Sept 30, 1997                                            (137,326)

 Issue of Common Stock         362,544      363        12,637
                               ----------------------------------------------
Balances,
     September 30, 1997        781,882      782     1,611,257     (1,623,531)

 Net(Loss) For the Year
     Ended Sept 30, 1998                                          (1,310,817)

Issuance of Common Stock     9,008,561    9,009      378,583
                             -----------------------------------------------
Balances,
     September 30, 1998      9,790,443    9,791    1,989,840      (2,934,348)

Net(Loss) For the Year Ended
    September 30, 1999                                              (256,865)
                             -----------------------------------------------
Balances,
    September 30, 1999       9,790,443    $9,791   $1,989,840    $(3,191,213)
                             ------------------------------------------------



NOTE 7 - SALE OF ASSETS

In November of 1995, the Company sold the two Patents and related assets attributable to its "Armored Conduit". The sale resulted in a loss of $194,946.

Terms of the Sale - Fidelity Holdings, Inc., acquired the two patents for a purchase price of $500,000 payable in $100,000 cash and the balance in Eighty-Thousand (80,000) unregistered Units of Fidelity Holdings, Inc., securities. Each Unit consists of Two (2) shares of Common Stock (160,000 shares) and Two (2) Warrants, each Warrant being for the purchase of One (1) share of Fidelity Holdings, Inc., Common Stock at an exercise (purchase) price of $3,125 per share exercisable for One (1) year. For this One (1) year exercise period, Fidelity has the irrevocable option to repurchase/redeem up to Eighty thousand (80,000) shares of its Common Stock at a price of Two Dollars and Fifty Cents ($2.50) per share. In addition to the purchase price, the Company will receive royalty payments from Fidelity over the life of the two patents. The payments will be calculated at the greater of 5% of the manufactured cost of the conduit or 2% of the net sales.

InvestAmerica, Inc. and Subsidiary formerly
Progressive Polymerics International, Inc. and Subsidiary
 ---------------------------------------------------------
Notes to Financial Statements (continued)
---------------------------------------------------------
September 30, 1999, 1998 and 1997


NOTE 8 - SETTLEMENT

The Company settled a lawsuit with a former consultant to the Company. Terms of the settlement called for a payment of $80,000 and the issuance of 525,000 shares of the Company's Common stock. At the time of the issuance, the shares had a market value of $.50 per share. The settlement resulted in a loss of $342,000.

                            PART III



Part III

Item 1.  Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit Number Name and/or Identification of Exhibit

1.  Underwritten agreement

    None.  Not Applicable

2.  Plan of Acquisition, Reorganization, Arrangement, Liquidation, or
    Succession.

    2.1 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, adopted by Technology Research, Inc. and Balboa Investments, Inc. filed December 18, 1986
    2.2 ARTICLES OF MERGER, Merger of InvestAmerica, Inc., with and into Progressive Polymerics International, Inc., Filed May 27, 1997

b)  Asset Purchase and Liability Assumption Agreement

    None.  Not Applicable

c)  Interest Purchase Agreement

    None.  Not Applicable

d)  Agreement for Bill of Sale and Assignment of Assets

    None.  Not Applicable

e)  Exchange Stock Agreement

    None.  Not Applicable

3.  Articles of Incorporation & By-Laws

    3.1 Articles of Incorporation of the Company Filed October 20, 1983
    3.2 Amended Articles of Incorporation Filed on December 18, 1986
    3.3 By-Laws of the Company adopted October 20, 1983

4.  Instruments Defining the Rights of Security Holders

    Those included in exhibit 3

5.  Opinion on Legality

    None.  Not Applicable

6.  No Exhibit Required

    Not Applicable

7.  Opinion on Liquidation Preference

    None.  Not Applicable

8.  Opinion on Tax Matters

    None.  Not Applicable

9.  Voting Trust Agreement and Amendments

    None.  Not Applicable

10. Material Contracts

    10.1 Compensation Plan
    10.2 Key Employee Stock Option Plan

11.  Statement Re Computation of Per Share Earnings

     None. Not Applicable. Computation of per share earnings can be clearly determined from the Statement of Operation from the Company's financial statements.

12.  No Exhibit Required

13.  Annual or Quarterly Reports - Form 10-Q

     None.  Not Applicable

14.  Material Foreign Patents

     None.  Not Applicable

15.  Letters on Unaudited Interim Financial Information

     None.  Not Applicable

16.  Letter on Change in Certifying Accountant

     None.  Not Applicable

17.  Letter of Director Resignation

     None.  Not Applicable

18.  Letter on Change in Accounting Principles

     None.  Not Applicable

19.  Reports Furnished to Security Holders

     None.  Not Applicable

20.  Other Documents or Statements to Security Holders

     None.  Not Applicable

21.  Subsidiaries of Small Business Issuers

     None.  Not Applicable

22.  Published Report Regarding Matters Submitted to Vote of

     None.  Not Applicable

23.  Consent of Experts and Counsel

     23.1 Statement from Braverman & Company, Certified Public Accountants

24.  Power of Attorney

     None.  Not Applicable

25.  Statement of Eligibility of Trustee

     None.  Not Applicable

26.  Invitations for Competitive Bids

     None.  Not Applicable

27.  Financial Data Schedule

     27.1 Financial Data Schedule

28.  Information from Reports Furnished to State Insurance Regulatory
     Authorities

     None.  Not Applicable

29.  Additional Exhibits

     None.  Not Applicable

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InvestAmerica, Inc.

/s/ Douglas E. Smith
-----------------------
Douglas E. Smith
President and Chairman

Date: November 26, 1999

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

InvestAmerica, Inc.

/s/ Brian A. Kitts
------------------------
Brian A. Kitts, SECRETARY
Date:  November 26, 1999